Exhibit 99.87

EXECUTION COPY

PURCHASE AGREEMENT dated as of the 15th day of May, 2009.

AMONG:

LUNA GOLD CORP., a corporation incorporated and existing under the laws of Canada

(“LUNA”)

- and -

MINERACAO AURIZONA S.A., a corporation incorporated and existing under the laws of Brazil

(“MAS”)

- and -

SANDSTORM RESOURCES LTD., a corporation incorporated and existing under the laws of the Province of British Columbia

(“Sandstorm”)

- and -

SANDSTORM RESOURCES (CANADA) LTD., a corporation incorporated and existing under the laws of the Province of British Columbia

(“Sandstorm Canada”)

TABLE OF CONTENTS

1.	Definitions	3
2.	Agreement of Purchase and Sale	12
3.	Purchase, Payment and Escrow	12
4.	Term	13
5.	Covenants	14
6.	Monthly Reports and Annual Reports	15
7.	Underground Mine Option	17
8.	Completion Guarantee	19
9.	Funding Conditions	19
10.	Delivery of Minerals, Payments and Documentation in respect of Offtake	20
11.	Early Termination	21
12.	Offtake Agreements	22
13.	Guarantee of Sandstorm Canada’ Obligations by Sandstorm	23
14.	Books; Records; Inspections	25
15.	Conduct of Mining Operations, etc.	25
16.	Right of Offer	27
17.	Restricted Transfer Rights of LUNA and/or MAS	27
18.	Transfer Rights of Sandstorm Canada	28
19.	Confidentiality	29
20.	Arbitration	29
21.	Representations and Warranties of Sandstorm and Sandstorm Canada	31
22.	Representations and Warranties of LUNA and MAS	32
23.	Project Charge and Loan Conversion	33
24.	Indemnity of Sandstorm Canada and Sandstorm	34
25.	Indemnity of LUNA and MAS	34
26.	Force Majeure	34
27.	General Provisions	35

WHEREAS LUNA indirectly owns or has direction and control over 100% of the issued shares of MAS;

AND WHEREAS LUNA has represented and warranted to Sandstorm Canada that MAS is the owner of a 100% undivided interest in the gold deposit located in, under or upon the Property (hereinafter defined) known as the Aurizona Project (the “Project”);

AND WHEREAS the property on which the Project is located is comprised of three exploration licenses and one mining concession as more particularly described in Schedule “A” attached hereto (collectively, the “Property”);

AND WHEREAS MAS is currently conducting, among other things, mine planning and design, equipment acquisition and site preparation activities at the Project, with a goal of beginning commercial production in 2010;

AND WHEREAS LUNA and Sandstorm executed and delivered the Letter Agreement pursuant to which LUNA agreed to cause its applicable subsidiary to sell and Sandstorm agreed to cause its applicable subsidiary to purchase the Sandstorm Payable Au and LUNA and Sandstorm agreed to execute and deliver a definitive agreement that shall supersede the provisions of the Letter Agreement and this Agreement constitutes such definitive agreement;

AND WHEREAS MAS has agreed to secure its obligations under this Agreement by executing and delivering the Project Charge to and in favour of Sandstorm Canada;

AND WHEREAS LUNA executes and delivers this Agreement to signify its assent to certain terms and conditions hereof;

AND WHEREAS Sandstorm executes and delivers this Agreement to provide a guarantee to and in favour of MAS with respect to the covenants, obligations and indemnifications of Sandstorm Canada set forth in this Agreement;

AND WHEREAS the Parties are therefore desirous of executing and delivering this Agreement, all on and subject to the terms and conditions contained herein;

AND WHEREAS capitalized terms when used in these preambles shall have the respective meanings set forth in Article 1;

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties mutually agree as follows:

1.            Definitions

“Act of God or Force Majeure” has the meaning set forth in section 26(a);

“Accounting Principles” means Canadian generally accepted accounting principles up to December 31, 2010, and thereafter means international financial reporting standards,

approved by the International Accounting Standards Board (“IASB”) or any successor, adopted by LUNA, as at the date on which any calculation or determination is required to be made;

“Additional Upfront Deposit” has the meaning set forth in section 7(c);

“Additional Upfront Deposit Capital Expenditures” has the meaning set forth in section 7(c);

“Annual Report” means a written report, in relation to any calendar year, detailing:

(i)           the number of ounces of Au produced from the Project and delivered to an Offtaker in the applicable calendar year;

(ii)          the names and addresses of each Offtaker to which the Au referred to in subsection (i) was delivered;

(iii)         the number of ounces of Sandstorm Payable Au which have resulted or which are estimated to result from the Au referred to in subsection (i);

(iv)         the number of ounces of Sandstorm Payable Au which have been delivered to Sandstorm Canada with respect to the Au referred to in subsection (i), in accordance with the provisions of Article 10;

(v)           if necessary, a reconciliation between any provisional number of ounces of Sandstorm Payable Au specified in an Annual Report for a preceding calendar year and the final number of ounces of Sandstorm Payable Au for the applicable calendar year;

(vi)         Au prices used by LUNA and its affiliates for short term and long term planning purposes with respect to the Project;

(vii)        the “...[agreement redacted – proprietary structure]”; and

(viii)      a plan projecting Au production over the next five calendar years with respect to the Project;

“Arbitrated Option Expiry Date” has the meaning set forth in section 7(d);

“Au” means gold;

“Auditor’s Report” has the meaning set forth in section 6(c)(ii);

“Business Day” means any day other than a Saturday or Sunday or a day that is a statutory holiday in any or all of Vancouver, British Columbia or Sao Paulo, Brazil or any day that banks are not open for business in the United Kingdom;

“BCICAC” has the meaning set forth in section 20(a);

“Commencement of Commercial Production” means with respect to the Project, the date designated by LUNA as the date on which commercial production commenced for accounting purposes in respect of the open-pit mine on the Project, or the Underground Mine, as applicable;

“Commitment Notice” has the meaning set forth in the definition of Funding Conditions;

“Commitment Notice Confirmation” has the meaning set forth in the definition of Funding Conditions;

“Deductions” means any and all deductions, refining, reprocessing, processing, treatment and other charges, penalties, adjustments, shipping expenses and/or expenses pertaining to and/or in respect of Au and charged by an Offtaker and/or charged in respect of delivery costs to Sandstorm Canada or to the final customer of MAS and/or charged to MAS as and by way of royalty payments;

“Default Interest” means Prime plus 2% per annum;

“Demanding Party” has the meaning set forth in section 20(b);

“Dispute Notice” has the meaning set forth in section 6(c)(i);

“Due Diligence Investigations” means the due diligence investigations of the financial condition, results of operations, business operations, title, rights, liabilities and obligations of LUNA and MAS and their respective affiliates and subsidiaries that hold an interest in the Underground Mine and all geological, metallurgical, environmental, permitting and regulatory due diligence with respect to the Underground Mine. In order to conduct such due diligence investigations, Sandstorm Canada shall be granted reasonable access to the facilities, books and records of LUNA and MAS and the applicable affiliates and subsidiaries, including without limitation, one or more site visits to the Underground Mine. LUNA and/or MAS will instruct their key employees, technical consultants, retained engineering companies, accountants, counsel and financial advisors to co-operate fully with Sandstorm Canada and its representatives in connection with its Due Diligence Investigations;

“Encumbrances” means any and all liens, charges, mortgages, encumbrances, pledges, security interests, royalties, proxies and third party rights or any other encumbrances of any nature whatsoever, whether registered or unregistered;

“Escrow Agent” means Banco CitiBank S.A.;

“Escrow Agreement” means the escrow agreement to be signed contemporaneously herewith, among Sandstorm, Sandstorm Canada, MAS and the Escrow Agent;

“Escrowed Funds” has the meaning set forth in section 3(f);

“Execution Date” means the date of the execution and delivery of this Agreement by the Parties;

“Existing Security” means the pledge of the shares of Aurizona Goldfields Corporation dated for reference January 31, 2007 and the pledge of shares of MAS dated January 17, 2007, each in favour of Brascan Natural Resources S.A. Brascan Recursos Naturais S.A. and Eldorado Gold Corporation;

“Extended Term” has the meaning set forth in section 4(b);

“Feasibility Study” means the feasibility study dated July 3, 2008 prepared by SRK with respect to the Project, together with any material revisions made to the plans for development and operation of the Project that have been provided to Sandstorm Canada prior to the Execution Date;

“First Review Date” means the third anniversary of the date of Commencement of Commercial Production;

“Fixed Price” means; (i) US$400 per ounce of Au in respect of Au produced from an open-pit mine on the Project; and (ii) US$500 per ounce of Au with respect to Au produced from any Underground Mine in respect of which the Underground Mine Option has been exercised; each such component of the Fixed Price to be subject to increase by the Inflation Accelerator on the First Review Date and annually thereafter, it being understood and agreed that the Commencement of Commercial Production with respect to each Underground Mine shall or may have a different date;

“Funding Conditions” means the following conditions:

(i)            MAS shall have delivered to Sandstorm Canada a notice signed by a senior officer of LUNA (the “Commitment Notice”), confirming that MAS and/or LUNA or any of their respective affiliates has spent or irrevocably committed US$17.5 million in respect of the funding of expenditures required to construct and develop the Project, including all amounts spent for the development of the Project since February 26, 2009 or as may otherwise be agreed upon by Sandstorm Canada and MAS. Upon receipt of the Commitment Notice, Sandstorm Canada will have 10 days thereafter (as the same may be extended as hereinafter provided, including without limitation, by reason of arbitration proceedings) to satisfy itself, acting reasonably, that the Commitment Notice is true and correct based on information provided by LUNA and/or MAS and if it is so satisfied shall provide notice to that effect (the “Commitment Confirmation Notice”) to MAS. During the aforesaid 10 day period (as the same may be extended as hereinafter provided, including without limitation, by reason of arbitration proceedings), LUNA and MAS shall provide to Sandstorm Canada, in a timely fashion, bearing in mind the time periods that must be satisfied as set forth in this section, all such information and materials as it may reasonably request in connection with the Commitment Notice. If LUNA and/or MAS do not respond to Sandstorm Canada’s reasonable requests for information or additional information during such 10 day period, then the 10 day period shall be extended for an additional five days. If at the end of such additional five day period, Sandstorm Canada is not satisfied, acting in a commercially reasonable manner, that it has received all requisite information or additional information,

Sandstorm Canada and/or LUNA may submit the matter to arbitration pursuant to the provisions of Article 20 and the period within which Sandstorm Canada must deliver the Commitment Confirmation Notice shall be extended, pending a determination of the matter pursuant to the arbitration provisions set out in Article 20. If Sandstorm Canada does not deliver the Commitment Notice Confirmation within such 10 day period (as the same may be extended as herein provided, including without limitation, by reason of arbitration proceedings) or indicates in writing that it shall not deliver the Commitment Notice Confirmation, the Funding Condition in this section shall be deemed not to have been fulfilled. The Funding Condition set forth in this section shall be deemed to be satisfied, if within 10 days of receipt of the Commitment Notice, as the same may be extended as herein provided, including without limitation, by reason of arbitration proceedings, Sandstorm Canada has delivered to LUNA and MAS the Commitment Notice Confirmation;

(ii)          no Material Adverse Change shall have occurred with respect to the Project since the Execution Date and Sandstorm Canada shall have received a certificate from a duly authorized officer of LUNA and MAS to such effect;

(iii)         MAS shall have executed and delivered to and in favour of Sandstorm Canada, the Project Charge together with an undertaking to and in favour of Sandstorm Canada that the Project Charge shall be duly registered against the Property on or before the 120th day following the Execution Date or such other date as shall be agreed to by Sandstorm Canada in its sole and unfettered discretion (the “Project Charge Undertaking”);

(iv)         the representations and warranties of LUNA and MAS contained in Article 22 shall be true and correct, in all material respects, at the time of the release of the Upfront Deposit from escrow (except to the extent that such representations and warranties speak as of an earlier date in which event such representations and warranties shall be true and correct as of such earlier date) and Sandstorm Canada shall have received a certificate from a duly authorized officer of LUNA and MAS to such effect; and

(v)           LUNA and MAS shall have complied in all material respects with the terms of this Agreement and Sandstorm Canada shall have received a certificate from a duly authorized officer of LUNA and MAS to such effect.

“Funding Date” means the date that is three Business Days after the last of the Funding Conditions has been satisfied provided that the Funding Date shall occur no later than the 150th day after the Execution Date or such later date as Sandstorm Canada shall in its sole and unfettered discretion select as the extended drop dead date for such purposes (the “Funding Date Deadline”);

“Funding Date Deadline” has the meaning set forth in the definition of Funding Date;

“Hedging Arrangement” means any arrangement proposed to be entered into by LUNA and/or MAS or their respective affiliates pursuant to which the risk of the future price of Au is sold to a third Person, including without limitation, as and by way of netting and collateral arrangements under International Swaps and Derivatives Association, Inc. protocols and mandates;

“Inflation Accelerator” means an annual inflation accelerator equal to 1.01;

“Insolvency Event” means, in relation to any person, any one or more of the following events or circumstances:

(i)            proceedings are commenced for the winding-up, liquidation or dissolution of it, unless it in good faith actively and diligently contests such proceedings resulting in a dismissal or stay thereof within 60 days of the commencement of such proceedings;

(ii)          a degree or order of a court of competent jurisdiction is entered adjudging it to be bankrupt or insolvent, or a petition seeking reorganization, arrangement or adjustment of or in respect of it is approved under applicable laws relating to bankruptcy, insolvency or relief of debtors;

(iii)         it makes an assignment for the benefit of its creditors, or petitions or applies to any court or tribunal for the appointment of a receiver or trustee for itself or any substantial part of its property, or commences for itself or acquiesces in or approves or has filed or commenced against it any proceeding under any bankruptcy, insolvency, reorganization, arrangement or readjustment of debt law or statute or any proceeding for the appointment of a receiver or trustee for itself or any substantial part of its assets or property, or has a liquidator, administrator, receiver, trustee, conservator or similar person appointed with respect to it or any substantial portion of its property or assets; or

(iv)         a resolution is passed for the winding-up or liquidation of it;

“Letter Agreement” means the letter agreement dated as of April 16, 2009 between Sandstorm and LUNA;

“Losses” means any and all damages, claims, losses (except loss of profits), liabilities, fines, injuries, costs, penalties and expenses (including reasonable legal fees);

“LUNA” means Luna Gold Corp., a corporation incorporated and existing under the laws of Canada;

“LUNA Guarantee Agreement” means the guarantee agreement executed and delivered by LUNA, Sandstorm and Sandstorm Canada and dated as of even date;

“Market Price” means for each ounce of Sandstorm Payable Au delivered and sold to Sandstorm Canada, the London p.m. fix for Au as quoted in United States dollars by the London Metals Exchange (or any successor metals exchange) on the Business Day prior to the date the Sandstorm Payable Au is credited to the metal account of Sandstorm Canada;

“MAS” means Mineracao Aurizona S.A., a corporation incorporated and existing under the laws of Brazil;

“MAS Default Fee” has the meaning set forth in section 11(c);

“MAS Event of Default” has the meaning set forth in section 11(b);

“Material Adverse Change” in respect of LUNA or MAS means any one or more changes, events or occurrences which, in either case, either individually or in the aggregate are material and adverse to LUNA on a consolidated basis and MAS, other than any change, effect, event or occurrence: (i) relating to the global economy or securities markets in general; (ii) affecting the worldwide Au mining industry in general and which does not have a materially disproportionate effect on LUNA on a consolidated basis and MAS; (iii) resulting from changes in the price of Au; or (iv) relating to the rate at which Canadian dollars can be exchanged for the currency of any other nation, including the United States and Brazil, or vice versa, and references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a “Material Adverse Change” has occurred and such defined terms and all other references to materiality in this Agreement shall be interpreted without reference to any such amounts. Without limiting the generality of the foregoing Sandstorm and Sandstorm Canada agree that any legal or regulatory proceeding threatened or commenced in respect of matters previously disclosed to Sandstorm do not and will not constitute a Material Adverse Change in respect of Luna, alone or on a consolidated basis, or in respect of MAS;

“Monthly Report” means a written report or reports, in relation to a calendar month, detailing:

(i)           the number of ounces of Au produced from the Project and delivered to an Offtaker in the applicable calendar month;

(ii)          the names and addresses of each Offtaker to which the Au referred to in subsection (i) was delivered;

(iii)         the number of ounces of Sandstorm Payable Au which have resulted or which are estimated to result from the Au referred to in subsection (i);

(iv)         the number of ounces of Sandstorm Payable Au which have been delivered to Sandstorm Canada with respect to the Au referred to in subsection (i), in accordance with the provisions of Article 10;

(v)          a reconciliation between any provisional number of ounces of Sandstorm Payable Au specified in a Monthly Report pursuant to subsection (iii) for a preceding calendar month and the final number of ounces of Sandstorm Payable Au for the applicable calendar month;

(vi)         Au prices used by LUNA and MAS and their respective affiliates for short term and long term planning purposes with respect to the Project; and

(vii)       any material changes from the previous Annual Report relating to anticipated quarterly production for the remainder of the current calendar year.

“Offtaker” means the counterparty to an Offtake Agreement;

“Offtake Agreement” means any refining, marketing and/or processing agreement entered into by MAS with respect to Au produced from the Project;

“Option Exercise Notice” has the meaning set forth in section 7(c);

“Parties” means the parties to this Agreement and “Party” means any one of the Parties;

“Permitted Encumbrances” means any and all royalties payable to the government of Brazil, any and all taxes imposed by regulatory authorities on minerals, the Existing Security; and any and all Encumbrances granted to lenders provided that such grant to lenders is made in accordance with section 5(d);

“Person” means and includes individuals, corporations, bodies corporate, limited or general partnerships, joint stock companies, limited liability corporations, joint ventures, associations, companies, trusts, banks, trust companies, governments or any other type of organization, whether or not a legal entity;

“Place of Delivery” has the meaning set forth in section 10(a);

“Prime” means the prime rate of interest quoted from time to time by the Royal Bank of Canada;

“Project” has the meaning ascribed thereto in the preambles to this Agreement. For greater certainty the Project shall not include any Underground Mine on the Property, unless Sandstorm Canada exercises the Underground Mine Option in respect of such Underground Mine;

“Project Charge” means to the extent permitted by Brazilian law, a charge over all of the assets, property and undertaking of MAS to secure all obligations of LUNA and MAS under this Agreement and the LUNA Guarantee Agreement;

“Project Charge Opinion” means an opinion from Sandstorm Canada’s Brazilian counsel, acceptable to Sandstorm Canada acting reasonably and subject to reasonable qualifications, stating that the Project Charge has been duly registered against the Property and is a valid, binding and enforceable subordinated charge;

“Project Charge Undertaking” has the meaning set forth in the definition of Funding Conditions;

“Property” has the meaning ascribed thereto in the preambles to this Agreement;

“PTR” means a technical report that includes an economic analysis and that is determined by the Board of Directors of LUNA to be an adequate basis on which to proceed with the construction and development of an Underground Mine, that qualifies as a technical report, but not necessarily a feasibility study, under applicable securities regulations;

“Purchase Price” per ounce of Sandstorm Payable Au means: “...[agreement redacted – proprietary structure]” the lesser of the Fixed Price and the Market Price, payable in cash;

“Refined Au” means marketable metal bearing material in the form of Au that is refined to standards meeting or exceeding commercial standards for the sale of refined Au;

“Responding Party” has the meaning set forth in section 20(b);

“Sandstorm” means Sandstorm Resources Ltd., a corporation incorporated and existing pursuant to the laws of the Province of British Columbia;

“Sandstorm Canada” means Sandstorm Resources (Canada) Ltd., a corporation incorporated and existing pursuant to the laws of the Province of British Columbia;

“Sandstorm Canada Audit” has the meaning set forth in section 6(e);

“Sandstorm Canada Event of Default” has the meaning set forth in section 10(k);

“Sandstorm Guaranteed Obligations” has the meaning set forth in section 13(a);

“Sandstorm Payable Au” means 17% of the Au produced from the Project less the number of ounces of Au deducted on account of the refining of such Au into Refined Au, for which net number of ounces MAS receives payment or Refined Au from an Offtaker pursuant to and in accordance with any Offtake Agreement;

“Term” has the meaning set forth in section 4(a);

“Termination Notice” has the meaning set forth in section 4 (b);

“Time of Delivery” has the meaning set forth in section 10(d);

“Transaction” means the transaction of purchase and sale of Sandstorm Payable Au contemplated by this Agreement;

“Transfer” when used as a verb, means to sell, grant, assign, encumber, pledge or otherwise dispose of or commit to dispose of, directly or indirectly, including through mergers, consolidations, asset sale or spin-out transaction. When used as a noun, “Transfer” means a sale, grant, assignment, pledge or disposal or the commitment to do any of the foregoing, directly or indirectly, including through mergers, consolidations, asset sale or spin-out transaction;

“TSX-V” means the TSX Venture Exchange;

“Uncredited Balance” has the meaning set forth in the definition of Purchase Price;

“Uncredited Balance Refund Calculation” has the meaning set forth in section 3(e);

“Uncredited Balance Refund Notice” has the meaning set forth in section 3(d);

“Underground Mine” means any mine that may be developed on an underground portion of the Property;

“Underground Mine Option” has the meaning set forth in section 7(a);

“Underground Mine Option Certificate” shall mean; (i) a certificate from a duly authorized officer of LUNA and MAS stating that the representations and warranties of LUNA and MAS contained in Article 22 are true and correct in all material respects, except to the extent that the representations and warranties in sections 22(d) and (g) are rendered incorrect by virtue of the grant of any Encumbrances after the Execution Date and stating that LUNA and MAS have complied in all material respects with the terms of this Agreement;

“Underground Mine Option Notice” has the meaning set forth in section 7(c);

“Underground Mine Option Trigger” has the meaning set forth in section 7(a); and

“Upfront Deposit” means US$17.8 million and, if the Underground Mine Option has been exercised, includes the Additional Upfront Deposit.

2.            Agreement of Purchase and Sale

Subject to the terms and conditions of this Agreement, MAS shall sell to Sandstorm Canada and Sandstorm Canada shall purchase from MAS, the Sandstorm Payable Au, free and clear of any and all Encumbrances, in consideration of those payments set forth in Article 3. The obligations of MAS under this Agreement shall be to deliver and sell the Sandstorm Payable Au in a manner consistent with the terms of this Agreement.

3.            Purchase, Payment, Escrow and Escrow Release

(a)          In consideration of the delivery and sale of the Sandstorm Payable Au as contemplated in this Agreement, subject to the provisions of Article 9, Sandstorm Canada shall on the Funding Date, remit or cause to be remitted to MAS the Upfront Deposit (as and by way of the release by the Escrow Agent to or to the order of MAS of the Escrowed Funds then in the escrow account pursuant to the Escrow Agreement) and during the Term and the Extended Term, as applicable, Sandstorm Canada shall pay to MAS the Purchase Price for each ounce of Sandstorm Payable Au sold and delivered by MAS to Sandstorm Canada pursuant to the terms of this Agreement.

(b)          Contemporaneous with the execution and delivery of this Agreement, the Parties shall enter into the Escrow Agreement and within five Business Days of the date that MAS provides Sandstorm with the wire instructions as to the escrow account MAS has established with the Escrow Agent under the Escrow Agreement, Sandstorm Canada shall deposit the Upfront Deposit with the Escrow Agent, to be held, invested and released pursuant to the terms of the Escrow Agreement.

(c)          Commencing on the First Review Date and annually thereafter on each anniversary thereof, the Fixed Price shall be increased by multiplying the then applicable Fixed Price by the Inflation Accelerator.

(d)          “...[agreement redacted – proprietary structure]”

(e)          “...[agreement redacted – proprietary structure]”

(f)           The Parties acknowledge and agree that: (i) the Upfront Deposit shall be converted into Brazilian Reais on the date designated by Luna to Sandstorm Canada within the five Business Day period referred to in (b) above at the then current commercial F/X rate (the “Escrowed Funds”); and (ii) during the term of the Escrow Agreement, interest shall accrue on the Escrowed Funds and the Escrowed Funds together with accrued interest thereon shall be deposited in investments permitted under the Escrow Agreement, at the direction of MAS.

If the Funding Conditions are not satisfied on or before the Funding Date Deadline and the then existing Escrowed Funds together with accrued interest thereon are returned to Sandstorm Canada pursuant to the provisions of the Escrow Agreement: (i) MAS shall be liable to Sandstorm Canada in respect of any deficiency as between the Upfront Deposit (US$17.8 million) and the released amount of the Escrowed Funds inclusive of accrued interest thereon (converted to US dollars from Brazilian Reais as at the date of the release of the Escrowed Funds to Sandstorm Canada); and alternatively, (ii) Sandstorm Canada shall be liable to MAS in respect of any surplus as between the Escrowed Funds inclusive of accrued interest thereon (converted to US dollars from Brazilian Reais as at the date of release of the Escrowed Funds to Sandstorm Canada) and the Upfront Deposit (US$17.8 million).

4.            Term

(a)          The term of this Agreement shall commence on the Execution Date and subject to Article 11, shall continue until the date that is 40 years after the Execution Date (the “Term”).

(b)          Sandstorm Canada may terminate this Agreement at the end of the Term by providing to LUNA not less than 90 days prior to the expiry of the Term, written notice of its intention to terminate (a “Termination Notice”). If Sandstorm Canada has not delivered a Termination Notice not less than 90 days prior to the expiry of the Term, then subject to the provisions of section 4(d), this Agreement shall continue in force for successive ten year periods (each, an “Extended Term”) until the date upon which the Extended Term is terminated in accordance with section 4(c).

(c)          Sandstorm Canada may terminate an Extended Term by providing to LUNA, not less than 90 days prior to the end of such Extended Term, written notice of its intention to terminate the Extended Term.

(d)          LUNA may terminate this Agreement at the end of the Term by providing no less than 90 days prior written notice to Sandstorm Canada of its intention to terminate provided that the Project has shut down and is deemed by LUNA, acting reasonably, to be no longer economic, and Sandstorm Canada has received a refund of the full amount of the remaining Uncredited Balance.

5.            Covenants

5.1         Covenants of LUNA and MAS

MAS covenants and agrees to and in favour of Sandstorm Canada as follows and acknowledges and agrees that Sandstorm Canada is relying on such covenants in executing and delivering this Agreement:

(a)          LUNA and/or MAS only shall use the Upfront Deposit to fund capital expenditures which are required to construct and develop the Project and for general and administrative costs associated therewith in a manner that is not inconsistent with the plans included in the Feasibility Study. Notwithstanding the foregoing, LUNA and/or MAS may make changes to construction plans so long as such plans do not materially disadvantage Sandstorm Canada compared to the plans set forth in the Feasibility Study and the Upfront Deposit may be used to fund any capital expenditures and general administrative costs associated therewith. If upon Commencement of Commercial Production LUNA and/or MAS have not expended all of the Upfront Deposit on the Project, LUNA and/or MAS shall be entitled to retain the unexpended portion of the Upfront Deposit. For greater certainty and without limitation, reference to the Upfront Deposit in this section does not include the Additional Upfront Deposit.

(b)          LUNA shall limit spending on all of its properties (other than the Property) to levels as agreed with Sandstorm Canada in its sole discretion, but acting reasonably, until the Project attains the Commencement of Commercial Production, unless LUNA has raised money from other Persons for purposes other than expenditures on the Project and LUNA and/or MAS have or have secured financing, including the Upfront Deposit hereunder, sufficient to fund the capital expenditure requirements in order to attain the Commencement of Commercial Production of the open-pit mine on the Project contemplated by the Feasibility Study.

(c)          Subject to the provisions of section 7(d), during the Term and the Extended Term LUNA and MAS and their respective affiliates and subsidiaries shall not enter into any future gold stream agreements or similar agreements (which for greater certainty excludes Hedging Arrangements) in respect of Au produced from the Project without the prior written consent of Sandstorm.

(d)          LUNA and MAS agree that they will not permit or allow any of their respective subsidiaries or affiliates that have an interest in the Project or Au produced therefrom to grant any further security over such of their respective assets or properties that are subject to the Project Charge until Sandstorm Canada has received the Project Charge Opinion, unless such security permits the grant and registration of the Project Charge as contemplated in this Agreement.

(e)          LUNA shall notify Sandstorm Canada on a timely basis and in accordance with its monthly reporting procedures as set forth in Article 6, of any material departures from the construction and development schedule, budget and plans as at the Execution Date, including material cost overruns (if any) as well as any negative material impact on Au to be produced from the Project either in amount or timing, together with LUNA’s plans for resolving the situation.

(f)           LUNA and/or MAS shall comply with their obligations under Article 7.

(g)          MAS shall deliver to Sandstorm Canada the Commitment Notice at such time as MAS and/or LUNA or any of their respective affiliates shall have spent or irrevocably committed US$17.5 million in respect of the funding of expenditures required to construct and develop the Project. LUNA and/or MAS shall not do any act or thing or omit to do any act or thing intended to delay the delivery of the Commitment Notice.

5.2         Covenants of Sandstorm and Sandstorm Canada

Sandstorm and Sandstorm Canada shall:

(a)           forthwith from time to time as requested by LUNA or MAS take all necessary actions, including execution of appropriate agreements, to subordinate its security interest under the Project Charge to any existing or future indebtedness of LUNA and/or MAS, as requested by LUNA and/or MAS; and

(b)           Sandstorm agrees to use its commercially reasonable best efforts to assist LUNA and MAS in obtaining up to US$10.0 million in debt financing needed to fund any shortfall in the aggregate amount required to bring the open-pit mine contemplated by the Feasibility Study into production.

6.            Monthly Reports and Annual Reports

(a)           During the Term and the Extended Term, as the case may be, commencing on the month following the first production of Au from the Project, MAS shall deliver to Sandstorm Canada a Monthly Report on or before the 15th Business Day after the last day of each calendar month.

(b)           During the Term and the Extended Term, as the case may be, MAS shall deliver to Sandstorm Canada, an Annual Report, on or before 30 days after the last day of each calendar year.

(c)            Sandstorm Canada shall have the right to dispute an Annual Report in accordance with the provisions of this section. If Sandstorm Canada disputes an Annual Report:

(i)           Sandstorm Canada shall notify MAS in writing within 90 days from the date of delivery of the applicable Annual Report that it disputes the accuracy of that Annual Report (or any part thereof) (the “Dispute Notice”);

(ii)          Sandstorm Canada and MAS shall have 60 days from the date the Dispute Notice is delivered by Sandstorm Canada to resolve the dispute.

If Sandstorm Canada and MAS have not resolved the dispute within the 30 day period, Sandstorm Canada shall have the right to require MAS to deliver a report prepared by an auditor with respect to the dispute in question (the “Auditor’s Report”);

(iii)         if the Auditor’s Report concludes that the actual number of ounces of Sandstorm Payable Au varies by two per cent (2%) or less from the number of ounces of Sandstorm Payable Au set out in the Annual Report, then the cost of the Auditor’s Report shall be for the account of Sandstorm Canada;

(iv)         if the Auditor’s Report concludes that the number of ounces of Sandstorm Payable Au varies by more than two per cent (2%) from the number of ounces of Sandstorm Payable Au set out in the Annual Report, then the cost of the Auditor’s Report shall be for the account of MAS; and

(v)          if either Sandstorm Canada or MAS disputes the Auditor’s Report and such dispute is not resolved between the Parties within ten days after the date of delivery of the Auditor’s Report, then such dispute shall be resolved by the dispute mechanism procedures set forth in Article 20.

(d)           If Sandstorm Canada has made an overpayment to MAS in accordance with the provisions of section 3(b), as determined in accordance with this section, MAS shall forthwith refund to Sandstorm Canada, without setoff, deduction or defalcation, the amount of any such overpayment and until paid, such refund shall bear Default Interest. If Sandstorm Canada has underpaid MAS in accordance with the provisions of section 3(b), as determined in accordance with this section, Sandstorm Canada shall forthwith pay to MAS, without setoff, deduction or defalcation, the amount of any such underpayment.

(e)           If MAS does not deliver a (draft or final) Monthly Report or an Annual Report as required pursuant to this section, Sandstorm Canada shall have the right to perform or to cause its representatives or agents to perform, at the cost and expense of MAS, an audit of MAS’s books and records relevant to the production and delivery of Sandstorm Payable Au produced during the calendar month or calendar year in question (the “Sandstorm Canada Audit”). MAS shall grant Sandstorm Canada or its representatives or agents access to all such books and records on a timely basis. In order to exercise this right, Sandstorm Canada must provide not less than seven days’ written notice to MAS of its intention to conduct the Sandstorm Canada Audit. If within seven days of receipt of such notice, MAS delivers the applicable (draft or final) Monthly Report or Annual Report, as the case may be, then Sandstorm Canada shall have no right to perform the Sandstorm Canada Audit. If MAS delivers the applicable (draft or final) Monthly Report or Annual Report, as the case may be, before the delivery of the Sandstorm Canada Audit, the applicable (draft or final) Monthly Report or Annual Report, as the case may be, shall be taken as final and conclusive, subject to the rights of Sandstorm Canada as set forth in section 6(c). Otherwise, absent any manifest or gross error in the Auditor’s Report, the Sandstorm Canada Audit shall be final and conclusive.

7.            Underground Mine Option

(a)          LUNA and MAS do hereby give and grant to Sandstorm Canada, for and on behalf of themselves and their respective affiliates, the sole, exclusive and irrevocable right and option during the Term and the Extended Term to additionally purchase Sandstorm Payable Au from each Underground Mine (each, an “Underground Mine Option”). Each Underground Mine Option shall be exercisable in accordance with the terms and conditions of this section if: (i) LUNA and/or MAS has received board approval for the development of an Underground Mine; and (ii) a PTR has been prepared for the applicable Underground Mine (each, an “Underground Mine Option Trigger”).

(b)          LUNA and MAS agree not to commence production of Au from any Underground Mine, prior to giving Sandstorm Canada an Underground Mine Option Notice (hereinafter defined) in relation to the applicable Underground Mine other than in connection with trial or test mining considered necessary in connection with the PTR, nor to do any act or thing or to omit to do any act or thing intended to delay triggering the Underground Mine Option or to delay or postpone Sandstorm Canada’s rights under this Article 7.

(c)          LUNA and MAS shall provide Sandstorm Canada with written notice that an Underground Mine Option Trigger has occurred (each, an “Underground Mine Option Notice”) together with a copy of the PTR for the applicable Underground Mine. Each Underground Mine Option Notice shall set out the additional upfront deposit for the Sandstorm Payable Au produced from the applicable Underground Mine and the calculations with respect thereto. To exercise an Underground Mine Option Sandstorm Canada shall be required to remit to MAS an additional upfront deposit (each, an “Additional Upfront Deposit”) equal to: (i) 17% of the capital expenditures estimated in the PTR to be required to construct and develop the Underground Mine, including reasonable contingencies noted therein incurred or required to be incurred, as outlined in the PTR with respect to the development and construction of the applicable Underground Mine, and (ii) all actual drilling and other costs incurred up to the date of the applicable Underground Mine Option Notice that contributed to determining the economic viability of the applicable Underground Mine and to complete the PTR for such Underground Mine (for each, the “Additional Upfront Deposit Capital Expenditures”). Sandstorm Canada shall have the right to exercise each Underground Mine Option by delivery to MAS of a written notice of exercise (each, an “Option Exercise Notice”) within 60 days of the date of the delivery to Sandstorm Canada of an Underground Mine Option Notice.

(d)          If Sandstorm Canada delivers an Option Exercise Notice, closing of the applicable Underground Mine Option exercise shall occur within 60 days of the date of receipt by MAS pursuant to the terms hereof of the applicable Option Exercise Notice, provided that the following conditions have been satisfied or waived by Sandstorm Canada, such conditions being solely for the benefit of Sandstorm Canada:

(i)           LUNA and MAS shall have permitted Sandstorm Canada to conduct the Due Diligence Investigations;

(ii)          Sandstorm Canada shall be fully satisfied with the results of the Due Diligence Investigations acting reasonably, including without limitation, being satisfied that Luna and/or MAS shall have received all requisite permits in order to commence mining the applicable Underground Mine; and

(iii)         Sandstorm Canada shall be satisfied, acting reasonably, that MAS or its affiliates (if any such affiliates will be involved in operating the applicable Underground Mine) has all the corporate power and authority to commence mining the applicable Underground Mine. Sandstorm and Sandstorm Canada hereby expressly acknowledge and agree that in conducting its Due Diligence Investigations Sandstorm Canada shall be entitled only to the same information as that on which MAS had available to it in order to make its decision to proceed with development of the applicable Underground Mine and that it shall not be entitled to require MAS or Luna to do any further work or produce any additional information, data or analysis.

Within such 60 day period, Sandstorm Canada shall advise LUNA and MAS whether such conditions have been satisfied or are to be waived. If the conditions have been satisfied or waived, Sandstorm Canada shall also notify LUNA and MAS in writing of the closing date which must be within the 60 day period and shall be no earlier than five Business Days after receipt by LUNA and MAS of the notice designating the date of closing. If Sandstorm Canada does not advise LUNA and MAS within such 60 day period that the conditions set forth in this subsection 7(d) have been satisfied or waived by Sandstorm Canada the applicable Underground Mine Option shall terminate and be of no further force or effect. LUNA and MAS shall thereafter be entitled to enter into other arrangements of any nature or kind whatsoever, to finance development and construction of the applicable Underground Mine, including without limitation, one or more gold stream agreements and Sandstorm and Sandstorm Canada shall no longer have any rights with respect to such Underground Mine under this Agreement. For clarity and without limitation, Sandstorm Canada shall retain the Underground Mine Option with respect to all other Underground Mines.

(e)          If Sandstorm Canada exercises an Underground Mine Option and the conditions set forth in section 7(d) have been fulfilled to the satisfaction of Sandstorm Canada (or waived in whole or in part by Sandstorm Canada), on closing of the exercise of an Underground Mine Option, LUNA and MAS shall deliver to Sandstorm Canada an Underground Mine Option Certificate, and after LUNA shall have provided proof to Sandstorm Canada, acting reasonably, that LUNA and/or MAS or their respective affiliates has sufficient financing, net of the Additional Upfront Deposit, required for the applicable Underground Mine to attain the Commencement of Commercial Production Sandstorm Canada will thereafter commence remitting the Additional Upfront Deposit to LUNA and MAS, as follows:

(i)           by immediate cash remittance of that portion of the Additional Upfront Deposit that is equal to the Additional Upfront Deposit Capital Expenditures that have, as at such date been paid by LUNA and/or MAS or any of their respective affiliates; and

(ii)             thereafter, on a matching draw down basis, an amount equal to its pro rata share of Additional Upfront Capital Expenditures paid by LUNA and/or MAS or any of their respective affiliates.

(f)        If Sandstorm Canada exercises an Underground Mine Option and LUNA and/or MAS have not expended an amount equal to the Additional Upfront Deposit on the applicable Underground Mine, at the time of Commencement of Commercial Production, Sandstorm Canada shall, upon the Commencement of Commercial Production of the applicable Underground Mine, remit to LUNA and LUNA and/or MAS shall be entitled to retain the unexpended portion of the Additional Upfront Deposit.

8.            Completion Guarantee

Notwithstanding any other provision of this Agreement, if within 30 months after the Funding Date the Project has not produced a minimum of 12,500 ounces of payable gold (i.e. 2,125 ounces of Sandstorm Payable Au to be delivered to Sandstorm Canada) in any three consecutive month period, then at the sole option of Sandstorm Canada, in its sole and unfettered discretion, upon five Business Days prior written notice to MAS, Sandstorm Canada shall have the right to require MAS to forthwith, without setoff, deduction or defalcation, refund to Sandstorm Canada that percentage of the Upfront Deposit which is equal to the figure derived from the following formula:

(80,000 ounces – Payable Au produced in such 30 month period) / 80,000 ounces x 100

Notwithstanding the foregoing, if monies become due to Sandstorm Canada under this section, at such time as LUNA and/or MAS is in violation or default of any debt covenant under any other existing or future material credit, debt or loan facility, or the payment of such monies would constitute a default under any other existing or future material credit, debt or loan facility, then MAS shall have the right to defer payment of all amounts owing under this Article 8 to Sandstorm Canada until the later of the date upon which such violation or default of such other existing or future material credit, debt or loan facility has been remedied and the date on which the amount owing to Sandstorm Canada may be paid without constituting a default under such other existing or future material credit, debt or loan facility. Until paid in full, the amount due and owing to Sandstorm Canada shall bear interest at the Default Interest rate. In the event of any dispute between the Parties with respect to this section, either Party shall have the right to elect to have the matter settled in accordance with the dispute resolution procedures set forth in Article 20. The Uncredited Balance shall be reduced by an amount equal to any refund of the Upfront Deposit made pursuant to this section.

9.            Funding Conditions

Sandstorm Canada shall remit the Upfront Deposit to MAS on the Funding Date. Notwithstanding the foregoing, if the Upfront Deposit is not remitted to MAS on or before the Funding Date Deadline by reason of the Funding Conditions not having been satisfied then Sandstorm Canada may terminate this Agreement and each of the Parties shall be released from all of their obligations hereunder save and except as provided in sections 19, 20 and 27 and Sandstorm Canada shall have no obligation whatsoever to advance the Upfront Deposit. For greater certainty and without limitation, it is understood and agreed that Sandstorm Canada shall have the right to waive compliance with any of the Funding Conditions, in its sole and absolute discretion.

10.         Delivery of Minerals, Payments and Documentation in respect of Offtake

(a)          Commencing as of the Funding Date and during the Term and the Extended Term, MAS shall deliver and sell to Sandstorm Canada all Sandstorm Payable Au to be delivered and sold under this Agreement to “...[agreement redacted – proprietary structure]” Sandstorm Canada from time to time (the “Place of Delivery”).

(b)          MAS shall notify Sandstorm Canada in writing at least one Business Day before any delivery “...[agreement redacted – proprietary structure]”of Sandstorm Canada of the number of ounces of Refined Au to be delivered “...[agreement redacted – proprietary structure]” and the estimated date and time of delivery and credit.

(c)          Within five Business Days of the end of each calendar month, MAS shall deliver “...[agreement redacted – proprietary structure]”Refined Au in an amount equal to the number of ounces of Sandstorm Payable Au specified in the Monthly Report delivered in respect of the preceding calendar month.

(d)          Delivery of all Refined Au shall be deemed to have been made at the time Refined Au is “...[agreement redacted – proprietary structure]” (the “Time of Delivery”).

(e)          Title to and risk of loss of Refined Au shall pass from MAS to Sandstorm Canada at the Time of Delivery.

(f)           All Deductions relating to each shipment of minerals and/or Refined Au and all costs and expenses pertaining to the delivery and credit of Refined Au to the place of delivery shall be borne by MAS.

(g)          At the Time of Delivery, MAS shall deliver to Sandstorm Canada an invoice setting out the number of ounces of Refined Au so credited and the Purchase Price for such Refined Au.

(h)          If Sandstorm Canada disputes the accuracy of any invoice, it shall notify MAS within six months from the earlier of the date of receipt by Sandstorm Canada of such invoice and the date “...[agreement redacted – proprietary structure]” of the relevant shipment of Refined Au.

(i)           Sandstorm Canada shall promptly pay MAS for each shipment of Refined Au and in any event not later than five Business Days after the Time of Delivery and receipt of any invoice for such Refined Au.

(j)            All payments for Refined Au by Sandstorm Canada to MAS shall be made in US Dollars and shall be made by wire transfer in immediately available funds to the bank account or accounts designated by MAS in writing from time to time, without deduction or set-off.

(k)          Any payment not made by Sandstorm Canada on or by the applicable payment date referred to in this Article 10 shall incur Default Interest until such payment is made. In addition to the foregoing, if Sandstorm Canada has not paid MAS in accordance with section 10(i) and fails to make such payment within 30 days thereafter (a “Sandstorm Canada Event of Default”), MAS shall be entitled to set off and withhold from future delivery to Sandstorm Canada that number of ounces of Sandstorm Payable Au that is equal in value to the amount that Sandstorm Canada has failed to pay, plus interest accrued thereon. Sandstorm Canada shall be required to pay the Purchase Price on any amount of Sandstorm Payable Au set off and withheld by MAS in respect of any such non-payment by Sandstorm Canada.

11.         Early Termination

(a)          The Parties (LUNA and MAS acting as one Party and Sandstorm and Sandstorm Canada acting as a second Party for the purposes of this section) may terminate this Agreement at any time by mutual written consent.

(b)          Sandstorm Canada shall have the right to terminate this Agreement, effective upon ten days’ prior written notice to LUNA and MAS, if any of the following shall occur (each, a “MAS Event of Default”):

(i)                                  LUNA and MAS defaults in any material respect in the performance of any of its respective covenants or obligations contained in this Agreement including for greater certainty and without limitation, pursuant to the provisions of sections 7 and 8 (with respect to Article 8, if the refund payment contemplated therein is not duly made as set forth therein unless deferred as provided in Article 8) or in the Project Charge Undertaking or in the LUNA Guarantee Agreement and such default is not remedied to the reasonable satisfaction of Sandstorm Canada within 30 days after receipt of written notice of such default by LUNA and MAS, or if such default is not capable of rectification within 30 days, LUNA and MAS have not promptly commenced to rectify the default within such 30 day period and to thereafter proceed diligently to rectify same;

(ii)                              Upon the occurrence of any Insolvency Event affecting LUNA or MAS, provided that any action under any bankruptcy or insolvency law which is frivolous or vexatious, which is contested by the Party made subject to an Insolvency Event in good faith and which is discharged or dismissed within 60 days from commencement, shall not constitute an Insolvency Event for the purposes of this section; and/or

(iii)                          Sandstorm Canada shall not have received the Project Charge Opinion on or before the 120th day following the Execution Date or such other date as shall be agreed to by Sandstorm Canada in its sole and unfettered discretion, and the reason the Project Charge Opinion was not received was caused by a fault of LUNA and/or MAS or in the opinion of Sandstorm Canada, acting reasonably, the Project Charge shall cease to be valid, binding and enforceable in accordance with its terms and in either such case, the default by LUNA and/or MAS is not remedied to the reasonable satisfaction of Sandstorm Canada within 30 days after written notice to LUNA and MAS, or if either such default is not capable of rectification within 30 days, LUNA and MAS have not promptly commenced to rectify either such default within such 30 day period, or to thereafter proceed diligently to rectify same.

(c)          If an MAS Event of Default occurs and is continuing, in addition to and not in substitution for any other remedies available at law or in equity, Sandstorm Canada shall have the right, upon written notice to LUNA and MAS, at its option, to: (i) demand repayment of the remaining Uncredited Balance (the “MAS Default Fee”), without interest, at the time of the occurrence of the applicable MAS Event of Default; and (ii) if the MAS Event of Default results from the failure of MAS to sell Sandstorm Payable Au to Sandstorm Canada as contemplated by Article 2 of this Agreement and to deliver Sandstorm Payable Au to Sandstorm Canada as contemplated by Article 10, Sandstorm Canada shall have the right to seek damages in excess of the Uncredited Balance. Upon demand from Sandstorm Canada, which demand shall include a calculation of the MAS Default Fee, MAS shall promptly pay the MAS Default Fee in cash by wire transfer, in immediately available funds, to a bank account designated by Sandstorm Canada. For greater certainty and without limitation, in the event MAS is required to pay the MAS Default Fee to Sandstorm Canada, the provisions set forth in section 3(c) requiring the refund of the Uncredited Balance will no longer be applicable.

(d)          The Parties hereby acknowledge that: (i) Sandstorm Canada will be damaged by an MAS Event of Default; and (ii) any sums payable or retainable pursuant to this section are in the nature of liquidated damages, not a penalty and are fair and reasonable.

(e)          If Sandstorm Canada elects to demand payment of the MAS Default Fee and/or damages pursuant to paragraph (c) of this section, this Agreement shall be deemed terminated upon the payment by or on behalf of MAS of the MAS Default Fee and/or the applicable damages.

(f)           Upon termination of this Agreement pursuant to this Article, the Underground Mine Option shall terminate and MAS shall have no further obligation to deliver or sell Sandstorm Payable Au to Sandstorm Canada.

(g)          Termination of this Agreement under this Article shall not terminate any payment or delivery obligation hereunder that arose prior to the time of termination.

12.         Offtake Agreements

(a)          Each Offtake Agreement shall be on arm’s length commercial terms, consistent with normal industry standards and practice. MAS shall not enter into any Offtake Agreement or amend or modify any Offtake Agreement if the amount of payable Au deducted on account of Au content is materially different from the payable deduction assumptions set forth in the Feasibility Study, unless Sandstorm Canada is satisfied, acting reasonably, that the difference in the payable deduction is as a result of changes in industry standards relating to payable deductions since the date of the Feasibility Study.

(b)          MAS hereby agrees to indemnify and hold Sandstorm Canada and its directors, officers and employees harmless from and against any and all Losses incurred or suffered by any of them arising out of or in connection with or related to any breach or default of this section. This section shall survive the termination of this Agreement.

13.         Guarantee of Sandstorm Canada’ Obligations by Sandstorm

(a)          Sandstorm hereby absolutely, unconditionally and irrevocably guarantees the prompt and complete observance and performance of all the terms, covenants, conditions and provisions to be observed or performed by Sandstorm Canada pursuant to this Agreement (collectively, the “Sandstorm Guaranteed Obligations”). Sandstorm shall perform such terms, covenants, conditions and provisions upon the default or non-performance thereof by Sandstorm Canada.

(b)          The obligations of Sandstorm under this section are continuing, unconditional and absolute and without limitation, will not be released, discharged, limited or otherwise affected by (and Sandstorm hereby consents to or waives, as applicable, to the fullest extent permitted by applicable law):

(i)                                  any extension, other indulgence, renewal, settlement, discharge, compromise, waiver, subordination or release in respect of any of the Sandstorm Guaranteed Obligations, security, person or otherwise;

(ii)                              any modification or amendment of or supplement to the Sandstorm Guaranteed Obligations, including any increase or decrease in the amounts payable thereunder;

(iii)                          any release, non-perfection or invalidity of any direct or indirect security for any of the Sandstorm Guaranteed Obligations;

(iv)                           any winding-up, dissolution, insolvency, bankruptcy, reorganization or other similar proceedings affecting Sandstorm Canada or any other person or their property;

(v)                               the existence of any claim, set-off or other rights which Sandstorm may have at any time against MAS, LUNA, Sandstorm Canada or any other person;

(vi)                           any invalidity, illegality or unenforceability relating to or against Sandstorm Canada or any provision of applicable law or regulation purporting to prohibit the payment by Sandstorm of any amount in respect of the Sandstorm Guaranteed Obligations;

(vii)                       any limitation, postponement, prohibition, subordination or other restriction on the rights of MAS to payment of the Sandstorm Guaranteed Obligations (except for any postponements contemplated by this Agreement);

(viii)                   any release, substitution or addition of any co-signer, endorser or other guarantor of the Sandstorm Guaranteed Obligations;

(ix)                           any defence arising by reason of any failure of MAS to make any presentment, demand for performance, notice of non-performance, protest or any other notice, including notice of acceptance of this Agreement, partial payment or non-payment of any of the Sandstorm Guaranteed Obligations or the existence, creation or incurring of new or additional Sandstorm Guaranteed Obligations;

(x)                               any defence arising by reason of any failure of MAS to proceed against Sandstorm Canada or any other person or to pursue any other remedy in the power of MAS whatsoever;

(xi)                           any law which provides that the obligation of a guarantor must neither be larger in amount nor in other respects more burdensome than that of the principal obligation or which reduces a guarantor’s obligation in proportion to the principal obligation;

(xii)                       any defence arising by reason of any incapacity, lack of authority or other defence of Sandstorm Canada or any other person, or by reason of the cessation from any cause whatsoever of the liability of Sandstorm or any other person in respect of any Sandstorm Guaranteed Obligations except as a result of the payment in full of the Sandstorm Guaranteed Obligations or by reason of any act or omission of MAS or others which directly or indirectly results in the discharge or release of Sandstorm Canada or any other person or all or any part of the Sandstorm Guaranteed Obligations or any security or guarantee therefor, whether by contract, operation of law or otherwise;

(xiii)                   any dealing whatsoever with Sandstorm Canada or any other person or any security;

(xiv)                    any defence based upon or arising out of any bankruptcy, insolvency, reorganization, moratorium, arrangement, readjustment of debt, liquidation or dissolution proceeding commenced by or against Sandstorm Canada or any other person, including any discharge of, or bar against collecting, any of the Sandstorm Guaranteed Obligations, in or as a result of any such proceeding; or

(xv)                        any other act or omission to act or delay of any kind by Sandstorm Canada or MAS or any other person or any other circumstance whatsoever, whether similar or dissimilar to the foregoing, which might, but for the provisions of this section constitute a legal or equitable discharge, limitation or reduction of the obligations of Sandstorm hereunder (other than the payment or performance in full of all of the Sandstorm Guaranteed Obligations). To the extent permitted by applicable law, the foregoing provisions of this section apply (and the waivers set out therein will be effective) even if the effect of any action (or failure to take action) by MAS is to destroy or diminish any subrogation rights of Sandstorm or any rights of Sandstorm to proceed against Sandstorm Canada for reimbursement or to recover any contribution from any other guarantor or any other right or remedy of Sandstorm.

(c)          MAS shall not be bound to exhaust its recourse against Sandstorm Canada or any other persons or to realize on any securities it may hold in respect of the Sandstorm Guaranteed Obligations before being entitled to payment or performance from Sandstorm under this section and Sandstorm hereby renounces all benefits of discussion and division.

14.         Books; Records; Inspections

MAS shall keep true, complete and accurate books and records of all of its operations and activities with respect to the Project, including the processing of Au therefrom, prepared in accordance with the Accounting Principles, consistently applied. Subject to the confidentiality provisions of this Agreement and in addition to the provisions of section 6(e), Sandstorm Canada and its authorized representatives shall be entitled to perform audits or other reviews and examinations of the books and records of MAS relevant to the delivery of Sandstorm Payable Au pursuant to this Agreement during the Term or the Extended Term, as the case may be, to confirm compliance by MAS with the terms of this Agreement/ Sandstorm Canada shall diligently complete any audit or other examination permitted hereunder. For greater certainty and without limitation, Sandstorm Canada shall have access to all documents provided by the Offtaker to MAS or by MAS to an Offtaker, as contemplated under the Offtake Agreements or which otherwise relate to the Au produced from the Project vis a vis the Offtaker and that are relevant to the calculation of Sandstorm Payable Au or the delivery and credit in respect thereof, in each instance. All costs and expenses of any audit or other examination permitted in this section shall be paid by Sandstorm Canada, unless the results of such audit or other examination permitted in this section, disclose a discrepancy in calculations made by MAS of equal to or greater than five percent, in which event the reasonable costs of such audit or other examination shall be paid by MAS.

15.         Conduct of Mining Operations, etc.

(a)          subject to section 15(e), all decisions concerning methods, the extent, times, procedures and techniques of any exploration, development and mining operations related to the Project shall be made by MAS in its sole and absolute discretion.

(b)          sandstorm Canada has no contractual rights relating to the development or operation of any of MAS’ operations, including without limitation, the Project or any of its properties and, except as provided herein, Sandstorm Canada shall not be required to contribute to any capital or expenditures in respect of operations at the Project. Except as provided in this Agreement and the Project Charge, Sandstorm Canada has no right, title or interest in and to the Project.

(c)          sandstorm Canada is not entitled to any form or type of compensation or payment from MAS if MAS discontinues or ceases operations from the Project save and except as provided in Article 8. Save and except as provided in Article 8, this Agreement shall in no way be construed or considered a guarantee as to the delivery of any amount of Sandstorm Payable Au, as the case may be, on an annual basis or over the life of the Project.

(d)          mAS shall perform or cause to be performed all processing operations and activities in respect of the Project in a commercially prudent manner and in accordance with good processing, engineering and environmental practices prevailing in the industry.

(e)          At reasonable times and with MAS’ prior consent (which shall not be unreasonably withheld or delayed), at the sole risk and expense of Sandstorm Canada, Sandstorm Canada shall have a right of access by its representatives to the Property and any mill, smelter, concentrator or other processing facility owned or operated by LUNA and/or MAS and/or their respective affiliates and that is to process minerals produced from the Project, for the purpose of enabling Sandstorm Canada to monitor compliance by MAS with the terms of this Agreement and to prepare technical reports on the Project in compliance with National Instrument 43-101.

(f)           MAS will cooperate with and will allow Sandstorm Canada access to technical information pertaining to the Project to permit Sandstorm to prepare technical reports on the Project in accordance with National Instrument 43-101 or to comply with Sandstorm’s disclosure obligations under applicable Canadian and/or US securities laws and/or stock exchange rules and policies, provided that: (i) no technical reports will be prepared by or for Sandstorm on any portion of the Project for which MAS has not filed a technical report on SEDAR; (ii) to the extent permitted by law, Sandstorm will use the same report writer as MAS to prepare all technical reports that Sandstorm is required to prepare and to use the same reports as MAS (re-addressed to Sandstorm Canada); and (iii) if Sandstorm is unable to use the same report writer as MAS to prepare a required technical report, it will choose a Person to write the technical report that is acceptable to MAS, acting reasonably, and Sandstorm will not finalize the technical report until MAS has been provided with a reasonable opportunity to comment on the contents of the technical report and Sandstorm will act in good faith and will use its best efforts to incorporate comments by or on behalf of LUNA and/or MAS into the technical report to the extent such comments are made to conform the technical report with the existing disclosure of LUNA and/or MAS. MAS will promptly deliver to Sandstorm any updated National Instrument 43-101 reports or mineral reserve and mineral resource estimates produced that pertain to the Project.

(g)          MAS shall ensure that all Au is produced from the Project in a prompt and timely manner consistent with sound mining practices. If MAS wishes to commingle the Au produced from the Project with other minerals, the same shall be subject to the prior written approval of Sandstorm Canada, acting reasonably, provided that Sandstorm Canada is satisfied that it shall not be disadvantaged as a result of such commingling and further provided that a method is agreed upon by Sandstorm Canada and MAS to determine the quantum of Au produced from the Project.

(h)          LUNA and MAS shall at all times during the Term and the Extended Term, as the case may be, do and cause to be done all things necessary to maintain their respective corporate existence. MAS shall at all times during the Term and the Extended Term, as the case may be, do all things necessary to maintain the Project in good standing including paying all taxes owing in respect thereof. During the Term and the Extended Term, as the case may be, MAS, shall not abandon any of the claims, leases, lands or tenements forming a part of the Project unless MAS provides evidence satisfactory to Sandstorm Canada, acting reasonably, that it is not economical, as at the date of determination, to produce Au from such claims, leases, lands or tenements.

16.         Right of Offer

LUNA and MAS for and on behalf of themselves and each of their respective subsidiaries and affiliates, do hereby grant to and in favour of Sandstorm Canada, a right of offer with respect to the sale of Au production as and by way of a gold stream agreement from any property other than the Property proposed to be entered into by any of them, excluding any Hedging Arrangements. If LUNA and MAS or their respective subsidiaries and affiliates seek to develop a mine on any property (other than the Property) and seek to enter into any such arrangements with respect to the sale of Au production, they shall provide written notice to Sandstorm Canada. If Sandstorm Canada is interested in purchasing any of such Au production, then Sandstorm Canada shall have 30 days after receipt of the aforesaid notice to make an written offer with respect to the purchase of the applicable Au production. Any such offer received by MAS or LUNA within the 30 day period will be presented to the management and board of LUNA but LUNA and MAS shall be under no obligation to consummate any agreement with respect to Au production with Sandstorm Canada.

17.         Restricted Transfer Rights of LUNA and/or MAS

During the Term or the Extended Term, as the case may be, LUNA and/or MAS may not Transfer, in whole or in part: (i) the Project; or (ii) their rights and obligations under this Agreement; in each case, unless the following conditions are satisfied and upon such conditions being satisfied in respect of such Transfer, each of MAS and LUNA (as contemplated in section 13(a)(iii)) shall be released from their respective obligations under this section:

(i)                                  LUNA and/or MAS shall provide Sandstorm Canada with at least ten Business Days prior written notice of their intent to Transfer;

(ii)                              any purchaser, merged company, transferee or assignee shall have, in the opinion of Sandstorm Canada, acting reasonably, the financial, operational and technical capability to observe and perform the covenants, agreements and obligations of LUNA and MAS on a consolidated basis under this Agreement;

(iii)                          any purchaser, merged company, transferee or assignee agrees in writing in favour of Sandstorm Canada to be bound by the terms of this Agreement, including without limitation, this section; and

(iv)                           any transferee that is a mortgagee, chargeholder or encumbrancer undertakes to obtain an agreement in writing in favour of Sandstorm Canada from any subsequent purchaser or transferee of such mortgagee, chargeholder or encumbrancer that such subsequent mortgagee, chargeholder or encumbrancer will be bound by the terms of this Agreement, including without limitation, this section unless proceeds of the sale or realization of the Project including the transfer of all rights and obligations under this Agreement are insufficient to repay, any and all monies owing (including principal, interest and penalties) such mortgagee, chargeholder or encumbrancer of LUNA and/or MAS, in which latter event the Project may be transferred without the corresponding transfer of the rights and obligations under this Agreement.

For greater certainty and without limitation in the event that, in the opinion of Sandstorm Canada, any purchaser, transferee or assignee (other than a purchaser, transferee, or assignee of a mortgagee, chargeholder or encumbrancer) does not have the financial, operational and technical capability to observe and perform the covenants, agreements and obligations of LUNA and MAS on a consolidated basis under this Agreement, LUNA and/or MAS may complete the transfer provided that LUNA shall not be released from any of its covenants and obligations under this Agreement unless and until such matter shall have been resolved in favour of LUNA and MAS pursuant to the arbitration provisions of Article 20.

Notwithstanding the foregoing, at all times throughout the Term or the Extended Term, as the case may be, MAS shall have the right to assign its rights and obligations under this Agreement, to a wholly-owned subsidiary of LUNA (so long as such company remains a wholly-owned subsidiary of LUNA throughout the Term or the Extended Term, as the case may be, and provided that all rights, title and interest in and to the Project are transferred concurrently to such subsidiary and further provided that the LUNA Guarantee Agreement shall extend to the obligations of such subsidiary under this Agreement) on the provision of 30 Business Days prior written notice to Sandstorm Canada.

18.         Transfer Rights of Sandstorm Canada

During the Term or Extended Term, as the case may be, Sandstorm Canada shall have the right to Transfer, in whole or in part, its rights and obligations under this Agreement, except the right of offer under Article 16, provided that Sandstorm Canada and Sandstorm are not in material breach of any of their respective obligations under this Agreement upon the provision of ten Business Days prior written notice to LUNA and MAS together with an executed assignment and assumption agreement of the Person to whom such rights and obligations are Transferred, whereupon Sandstorm Canada and Sandstorm shall be released from their respective obligations under this Agreement.

19.         Confidentiality

(a)          Subject to section 19(b), neither Sandstorm and Sandstorm Canada nor MAS and LUNA (Sandstorm and Sandstorm Canada acting as one Party for the purposes of this section and MAS and LUNA acting as a second Party for the purposes of this section) shall, without the express written consent of the other Party, disclose any non-public information in respect of the terms of this Agreement or otherwise received under or in connection with this Agreement or in respect of the Project, other than to its respective directors, employees, agents, bankers, consultants, and/or requisite regulatory authorities in connection with the procurement of consents and approvals contemplated hereunder and neither Party shall issue any press releases concerning the terms of this Agreement without the consent of the other Party, after the other Party has first reviewed the terms of such press release. Each Party agrees to reveal such information only to its respective directors, employees, agents, bankers and/or consultants who need to know, who are informed of the confidential nature of the information and who agree to be bound by the terms of this section. In addition, neither Party shall use any such information for its own use or benefit except for the purpose of enforcing its rights under this Agreement.

(b)          Notwithstanding the foregoing: (i) Sandstorm Canada and LUNA shall be entitled to file a copy of this Agreement under their respective profiles on SEDAR (subject to such redactions as may be mutually agreed to by the Parties, such mutual agreement to be procured within five Business Days of the execution and delivery of this Agreement); (ii) each Party may disclose information obtained under this Agreement if required to do so for compliance with applicable laws, rules, regulations or orders of any governmental authority or stock exchange having jurisdiction over such Party or to allow a current or potential bona fide provider of finance to conduct due diligence provided that the other Party shall be given the right to review and object to the data or information to be disclosed prior to any public release subject to any reasonable changes proposed by such other Party; and (iii) each Party may disclose information for the purposes of any arbitration proceeding commenced under Article 20 of this Agreement.

20.         Arbitration

In the event of a dispute in relation to this Agreement, including without limitation, the existence, validity, performance, breach or termination hereof or any matter arising hereunder, including whether any matter is subject to arbitration, the Parties agree to negotiate diligently and in good faith in an attempt to resolve such dispute. For the purposes of this section Sandstorm and Sandstorm Canada act as one Party and MAS and LUNA act as a second Party.

Failing resolution satisfactory to either Party within 10 days of the time frame specified herein or if no time frame is specified, within 10 days of the delivery of notice by either Party of said dispute, either Party may request that the dispute be resolved by binding arbitration, conducted in English, in Vancouver, British Columbia, pursuant to the rules of the British Columbia International Commercial Centre (the “BCICAC”). The appointing authority shall be the BCICAC and the case shall be administered by the BCICAC in accordance with its International Commercial Arbitration Rules of Procedure, subject to the following:

(a)          To demand arbitration either Party (the “Demanding Party”) shall give written notice (the “Dispute Notice”) to the other Party (the “Responding Party”), which Dispute Notice shall toll the running of any applicable limitations of actions by law or under this Agreement. The Dispute Notice shall specify the nature of the allegation and issues in dispute, the amount or value involved (if applicable) and the remedy requested. Within 15 Business Days of receipt of the Dispute Notice, the Responding Party shall answer the demand in writing, responding to the allegations and issues that are disputed.

(b)          The Demanding Party and the Responding Party shall mutually agree upon one single qualified arbitrator within seven Business Days of the Responding Party’s answer, failing which each of the Demanding Party and the Responding Party shall select one qualified arbitrator within five Business Days of the Responding Party’s answer. Each arbitrator shall be a disinterested person qualified by experience to hear and determine the issues to be arbitrated. The arbitrator(s) so chosen shall select a neutral arbitrator within five Business Days of their selection.

(c)          No later than 15 Business Days after hearing the representations and evidence of the Parties, the arbitrator(s) shall make their majority determination in writing and shall deliver one copy to each of the Parties. The written decision of the arbitrator(s) shall be final and binding upon the Parties in respect of all matters relating to the arbitration, the procedure, the conduct of the Parties during the proceedings and the final determination of the issues in the arbitration. There shall be no appeal from the determination of the arbitrator(s) to any court. The decision rendered by the arbitrator(s) may be entered into any court for enforcement purposes.

(d)          The arbitrator(s) may determine all questions of law and jurisdiction (including questions as to whether or not a dispute is arbitratable) and all matters of procedure relating to the arbitration.

(e)          A dispute of the Parties shall not constitute an Act of God or Force Majeure.

(f)           The arbitrator(s) shall have the right to grant legal and equitable relief and to award costs (including legal fees and the costs of arbitration) and interest. The costs of any arbitration shall be borne by the Parties in the manner specified by the arbitrator(s) in their majority determination, if applicable. The arbitrator(s) may make an interim order, including injunctive relief and other provisional, protective or conservatory measures, as well as orders seeking assistance from a court in taking or compelling evidence or preserving and producing documents regarding the subject matter of the dispute.

(g)          All papers, notices or process pertaining to an arbitration hereunder may be served on a Party as provided in this Agreement.

(h)          The Parties agree to treat as confidential information, in accordance with the provisions of Article 19, the following: the existence of the arbitral proceedings; written notices, pleadings and correspondence in relation to the arbitration; reports, summaries, witness statements and other documents prepared in respect of the arbitration; documents exchanged for the purposes of the arbitration; and the contents of any award or ruling made in respect of the arbitration. Notwithstanding the foregoing part of this section, a Party may disclose such confidential information in judicial proceedings to enforce, nullify, modify or correct an award or ruling and as permitted under Article 19.

21.         Representations and Warranties of Sandstorm and Sandstorm Canada

Sandstorm and Sandstorm Canada, acknowledging that MAS and LUNA are entering into this Agreement in reliance thereon, hereby jointly and severally represent and warrant to MAS and LUNA as follows:

(a)          Each of Sandstorm and Sandstorm Canada is a corporation duly and validly existing under the laws of its governing jurisdiction and each of Sandstorm and Sandstorm Canada is up to date in respect of all filings required by law or by any governmental authority.

(b)          Each of Sandstorm and Sandstorm Canada has the requisite corporate power and capacity to enter into this Agreement and to perform its respective obligations hereunder. Each of Sandstorm and Sandstorm Canada has received all requisite board approvals with respect to the execution and delivery of this Agreement.

(c)          This Agreement has been duly and validly executed and delivered by each of Sandstorm and Sandstorm Canada and constitutes a legal, valid and binding obligation of each of Sandstorm and Sandstorm Canada enforceable against each of Sandstorm and Sandstorm Canada in accordance with its terms.

(d)          Neither Sandstorm nor Sandstorm Canada has made an assignment for the benefit of creditors, nor is either Sandstorm or Sandstorm Canada the voluntary or involuntary subject of any proceedings under any bankruptcy or insolvency law, no receiver or receiver/manager has been appointed for all or any substantial part of the properties or business of Sandstorm or Sandstorm Canada and their respective corporate existence has not been terminated by voluntary or involuntary dissolution or winding up (other than by way of amalgamation or reorganization) and neither Sandstorm nor Sandstorm Canada is now aware of any circumstance which, with notice or the passage of time, or both, would give rise to any of the foregoing.

(e)          Sandstorm is in compliance in all material respects with the rules, policies and regulations of the TSX-V.

(f)           Sandstorm has filed all documents required to be filed by it under all applicable securities laws in connection with its status as a public company and the policies of the

TSX-V, and such documents as of the date they were filed, comply in all material respects with requisite securities laws, do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they were made, not misleading.

(g)          This Agreement and the exercise of the rights and performance of their respective obligations of Sandstorm and Sandstorm Canada hereunder do not and will not; (i) conflict with any agreement, mortgage, bond or other instrument to which either Sandstorm and Sandstorm Canada is a party or which is binding on their respective assets; (ii) conflict with their respective constating or constitutive documents; or (iii) conflict with or violate any applicable law.

(h)          No regulatory or third party consents or approvals are required to be obtained by Sandstorm and Sandstorm Canada in connection with the execution and delivery or the performance by either of them of this Agreement or the transactions contemplated hereby other than have been obtained by Sandstorm and/or Sandstorm Canada.

22.         Representations and Warranties of LUNA and MAS

LUNA and MAS acknowledging that Sandstorm Canada and Sandstorm are entering into this Agreement in reliance thereon, hereby jointly and severally represent and warrant to Sandstorm and Sandstorm Canada as follows:

(a)          Each of LUNA and MAS is a corporation duly and validly existing under the laws of its governing jurisdiction and each of LUNA and MAS is up to date in respect of all filings required by law or by any governmental authority.

(b)          Each of LUNA and MAS has the requisite corporate power and capacity to enter into this Agreement and to perform its respective obligations hereunder. Each of LUNA and MAS has received all requisite board approvals with respect to the execution and delivery of this Agreement.

(c)          This Agreement has been duly and validly executed and delivered by each of LUNA and MAS and constitutes a legal, valid and binding obligation of each of LUNA and MAS enforceable against each of LUNA and MAS in accordance with its terms.

(d)          This Agreement and the exercise of the rights and performance of their respective obligations of LUNA and MAS hereunder do not and will not; (i) conflict with any agreement, mortgage, bond or other instrument to which either LUNA and/or MAS is a party or which is binding on their respective assets; (ii) conflict with their respective constating or constitutive documents; or (iii) conflict with or violate any applicable law.

(e)          Except as disclosed in Schedule 22 no regulatory or third party consents or approvals are required to be obtained by LUNA and/or MAS in connection with the execution and delivery or the performance by either of them of this Agreement or the transactions contemplated hereby other than the approval of the TSX-V.

(f)           Neither LUNA nor MAS has made an assignment for the benefit of creditors nor is either LUNA or MAS the voluntary or involuntary subject of any proceedings under any bankruptcy or insolvency law; no receiver or receiver/manager has been appointed for all or any substantial part of its respective properties or business and its respective corporate existence has not been terminated by voluntary or involuntary dissolution or winding up (other than by way of amalgamation or reorganization) and neither LUNA nor MAS is now aware of any circumstance which, with notice or the passage of time, or both, would give rise to any of the foregoing.

(g)          No Person has any agreement, option, right of first refusal or right, title or interest or right capable of becoming an agreement, option, right of first refusal or right, title or interest, in or to the Project or any of the Au therein, thereon or thereunder or derived therefrom or any shares of MAS except as set out in Schedule 22 attached hereto.

(h)          MAS has all necessary corporate power to own the mining rights forming a part of the Property and to commence mining the Project as contemplated in the Feasibility Study. MAS is in material compliance with all material applicable laws and licences, registrations, permits, consents and qualifications to which the mining rights are subject. MAS will hold all material permits necessary to commence mining the Project.

(i)           MAS has sufficient right, title or interest in and to the Property including without limitation, access rights thereto, in order for MAS to perform its obligations and enter into and complete the Transaction subject to the terms and conditions contained in this Agreement.

(j)            At the Time of Delivery, MAS will have and will deliver to Sandstorm Canada during the Term and the Extended Term, as the case may be, an undivided 100% legal and beneficial good, valid, marketable and exclusive ownership of and title in and to, and actual and exclusive possession of Sandstorm Payable Au, free and clear of any and all Encumbrances.

(k)          No Material Adverse Change has occurred with respect to the Project since the date of the execution and delivery of the Letter Agreement.

(l)            Each of LUNA and MAS has provided to Sandstorm Canada all material information in its respective control or possession with respect to the Property and the Project and all corporate matters pertaining to LUNA and MAS, as requested by Sandstorm Canada.

23.         Project Charge and Loan Conversion

(a)          To the extent necessary, LUNA and MAS shall provide its written consent or signature to any documents or things necessary to accomplish any registration, recordation and notice with respect to the Project Charge. Subject to section 5.2(a) neither LUNA nor MAS shall amend, supplement, waive, restate, supersede, terminate, cancel or release or otherwise consent to a departure from the provisions of the Project Charge without the prior written consent of Sandstorm Canada, such consent not to be unreasonably withheld.

(b)          The Parties agree that if the Uncredited Balance becomes payable in full pursuant to the terms of this Agreement, it shall thereupon become and be deemed to be a loan by Sandstorm Canada to MAS immediately due and payable and any amount outstanding thereafter shall accrue Default Interest.

24.         Indemnity of Sandstorm Canada and Sandstorm

Sandstorm Canada and Sandstorm jointly and severally agree to indemnify and save harmless MAS and LUNA, without duplication, and their respective directors, officers, employees and agents from and against any and all actual Losses suffered or incurred by them that arise out of or relate to any failure of Sandstorm Canada to timely and fully perform or cause to be performed all of the covenants and obligations to be observed or performed by Sandstorm Canada pursuant to this Agreement, including without limitation, section 3(f). This clause shall survive termination of this Agreement.

25.         Indemnity of LUNA and MAS

LUNA and MAS jointly and severally agree to indemnify and save Sandstorm Canada and its directors, officers, employees and agents harmless from and against any and all actual Losses suffered or incurred by them, that arise out of or relate to any failure of LUNA and/or MAS to timely and fully perform or cause to be performed all of the covenants and obligations to be observed or performed by MAS and/or LUNA pursuant to this Agreement., including without limitation, section 3(f). This clause shall survive termination of this Agreement.

26.         Force Majeure

(a)          Neither of the Parties (Sandstorm and Sandstorm Canada being treated as one Party for the purposes of this section and LUNA and MAS being treated as a second Party for the purposes of this section) will be liable for a breach of its obligations under this Agreement because of an event out of its control (except those caused by its own lack of funds), such as acts of God or force majeure (each of which is referred to as an “Act of God or Force Majeure”), including without limitation, fire, storm, flood, explosion, war, disturbance, strike, legal or illegal stoppages, difficulty accessing the Property because the surface owners refuse or third Persons that claim rights to the surface area or governmental intervention with operations, protests, demonstrations or other events causing work stoppages including by environmental lobbyists or local community groups and any other situation for which the Person that has the right to the benefit of this section is not responsible for the impossibility of continuing as agreed in this Agreement.

(b)          All provisions of this Agreement (other than for the payment of monies) will be extended for a period equal to the delay caused by an event derived from an Act of God or Force Majeure under the terms of section 26(a), provided that the Term and the time for the refund of the Uncredited Balance shall only be extended if the period of the delay caused by an event derived from an Act of God or Force Majeure extends beyond a six month period.

(c)          The Party in the position described in section 26(a) will take all reasonable measures necessary to eliminate the negative effects of any event caused by an Act of God or Force Majeure, and if possible, shall comply with its obligations appropriately. Notwithstanding the above, nothing herein implies that the Party must resolve a labour dispute hurriedly or that the Party is forced to challenge the validity of any rule, law, regulation or order from any government authority in order to comply with its obligations within the time specified therefor.

(d)          The Parties agree that if an Act of God or Force Majeure results in a delay of longer than 18 months in performance by a Party of any material obligation hereunder the Parties agree to negotiate in good faith an appropriate amendment to this Agreement. If no agreement on such amendment is reached with 45 days thereafter and the Act of God or Force Majeure is ongoing, Sandstorm Canada may elect to terminate this Agreement by five Business Days notice in writing to the other Parties.

(e)          A Party relying on the provisions of this section will give notice to the other Parties forthwith upon the occurrence of the Act of God or Force Majeure and forthwith after the end of the period of delay when such Act of God or Force Majeure as been eliminated or rectified.

27.         General Provisions

(a)          Each Party shall execute all such further instruments and documents and shall take all such further actions as may be necessary to effectuate the Transaction in each case at the cost and expense of the Party requesting such further instrument, document or action, unless expressly indicated otherwise.

(b)          Nothing herein shall be construed to create, expressly or by implication, a joint venture, agency relationship, fiduciary relationship, mining partnership, commercial partnership or other partnership relationship between LUNA and MAS as one Party and Sandstorm and Sandstorm Canada as a second party.

(c)          This Agreement shall be governed by and construed under the laws of the Province of British Columbia and the federal laws of Canada applicable therein. The United Nations Vienna Convention on Contracts for the International Sale of Goods shall not apply to this Agreement.

(d)          Time is of the essence of this Agreement.

(e)          All references in this Agreement to currency or to “$”, unless otherwise expressly indicated, shall be to United States dollars.

(f)           If any provision of this Agreement is wholly or partially invalid, this Agreement shall be interpreted as if the invalid provision had not been a part hereof so that the invalidity shall not affect the validity of the remainder of this Agreement which shall be construed as if this Agreement had been executed without the invalid portion.

(g)          Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered by hand or transmitted by facsimile transmission addressed to:

If to LUNA:

Suite 1050, 625 Howe Street

Vancouver, BC   V6C 2T6

Attention:   Chief Executive Officer

Fax Number: (604) 688-0094

If to MAS:

Av. dos Holandeses, No 07, Sala 910

Metropolitan Market Place, Calhau

Sao Luis, MA CEP 65.071-380

Brasil

Attention:     President

Fax Number: (55) 98 2106 7980

If to Sandstorm, to:

Suite 1050, 625 Howe Street

Vancouver, BC    V6C 2T6

Attention:   President and Chief Executive Officer

Fax Number: (604) 688-0094

If to Sandstorm Canada:

Suite 1050, 625 Howe Street

Vancouver, BC   V6C 2T6

Attention:    President and Chief Executive Officer

Fax Number: (604) 6w88-0094

Any notice given in accordance with this section, if transmitted by facsimile transmission, shall be deemed to have been received on the next Business Day following transmission or, if delivered by hand, shall be deemed to have been received when delivered.

(h)          This Agreement may not be changed, amended or modified in any manner, except pursuant to an instrument in writing signed on behalf of each of the Parties. The failure by any Party to enforce at any time any of the provisions of this Agreement shall in no way be construed to be a waiver of any such provision unless such waiver is acknowledged in writing, nor shall such failure affect the validity of this Agreement or any part thereof or the right of a Party to enforce each and every provision. No waiver or breach of this Agreement shall be held to be a waiver of any other or subsequent breach.

(i)           Following the execution and delivery of this Agreement, if there shall occur any change in tax laws or other circumstances, each of Sandstorm and Sandstorm Canada and LUNA and MAS will co-operate reasonably with the other Party (Sandstorm and Sandstorm Canada being treated as a one Party and LUNA and MAS being treated as a second Party in this section) in implementing any proposed adjustments to the structure of this Agreement to facilitate tax planning, provided that such adjustments have no material adverse impact on the non-proposing Party.

(j)            This Agreement may be executed in one or more counterparts and by the Parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which when taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopier shall be effective as delivery of a manually executed counterpart of this Agreement.

(k)          This Agreement shall enure to the benefit of and shall be binding on and shall be enforceable by the Parties and their respective, successors and permitted assigns.

(l)            The Parties have expressly required that this Agreement and all notices relating hereto be drafted in English.

(m)        This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements, negotiations, discussions and understandings, written or oral, among the Parties.

(n)          The Parties may agree to enter into other financial instruments or agreements to supplement the pricing in this Agreement.

(o)          The schedules which are attached to this Agreement are incorporated into this Agreement by reference and are deemed to form part hereof.

(p)          Any reference in this Agreement to a statute or a regulation or rule promulgated under a statute or to any provision contained therein shall be a reference to the statute, regulation, rule or provision as may be amended, restated, re-enacted or replaced from time to time.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date and year first above written.

LUNA GOLD CORP.

Per:	s/s Jim Bahan
Authorized Signing Officer

MINERACAO AURIZONA S.A.

Per:	s/s Fernanda Zuin
Authorized Signing Officer

MINERACAO AURIZONA S.A.

Per:	s/s Luiz Celaro
Authorized Signing Officer

SANDSTORM RESOURCES LTD.

Per:	s/s Nolan Watson
Authorized Signing Officer

SANDSTORM RESOURCES (CANADA) LTD.

Per:	s/s Nolan Watson
Authorized Signing Officer

SCHEDULE – A

COORDINATES

Claim number:	800.256/1978

	9981,48
Area Size (ha):
Minimum altitude (m):	0	Maximum altitude (m):	0

Geographic reference point - LAT :	-01°34’20’’000	Geographic reference point - LONG:	-45°47’04’’400

Geographic reference point description:	CONFLUENCE BETWEEN DUAS ANTAS RIVER AND MARACACUME RIVER	Geographic reference point VECTOR LENGTH (m):	23.505

Geographic reference point angle:	02°08’00’’000	VECTOR DIRECTION:	NE

POINT	LAT	LONG
1	-01°21’35”279	-45°46’36”096
2	-01°13’52”643	-45°46’36”096
3	-01°13’52”641	-45°42’56”139
4	-01°13’52”966	-45°42’56”139
5	-01°13’52”966	-45°42’48”052
6	-01°14’05”989	-45°42’48”052
7	-01°14’05”989	-45°42’39”965
8	-01°14’19”012	-45°42’39”965
9	-01°14’19”011	-45°42’31”878
10	-01°14’35”290	-45°42’31”878
11	-01°14’35”290	-45°42’22”174
12	-01°14’51”568	-45°42’22”173
13	-01°14’51”568	-45°42’12”469
14	-01°15’07”846	-45°42’12”469
15	-01°15’07”846	-45°42’02”765
16	-01°15’24”125	-45°42’02”764
17	-01°15’24”124	-45°41’51”443
18	-01°15’40”403	-45°41’51”442
19	-01°15’40”402	-45°41’32”034
20	-01°16’35”749	-45°41’32”032
21	-01°16’35”750	-45°42’04”380
22	-01°16’44”606	-45°42’04”379
23	-01°16’44”609	-45°44’36”541
24	-01°17’17”166	-45°44’36”540
25	-01°17’17”165	-45°43’48”019

26	-01°16’44”641	-45°43’48”020
27	-01°16’44”638	-45°42’04”379
28	-01°17’57”143	-45°42’04”377
29	-01°17’57”144	-45°42’59”368
30	-01°20’10”628	-45°42’59”365
31	-01°20’10”629	-45°43’39”800
32	-01°20’36”674	-45°43’39”799
33	-01°20’36”675	-45°44’13”765
34	-01°21’05”976	-45°44’13”764
35	-01°21’05”977	-45°45’11”991
36	-01°21’35”278	-45°45’11”991
37	-01°21”35”279	-45°46’36”096

Claim number:	806.042/2003
Area Size (ha):	10.000
Minimum altitude (m):	0	Maximum altitude (m):	0
Geographic reference point - LAT :	-01°34’20’’000	Geographic reference point - LONG:	-45°47’04’’400
Geographic reference point description:	CONFLUENCE BETWEEN DUAS ANTAS RIVER AND MARACACUME RIVER	Geographic reference point VECTOR LENGTH (m):	25.207
Geographic reference point angle:	21°43’59’’997	VECTOR DIRECTION:	NW

COORDINATES

POINT	LAT	LONG
1	-01°21’37”665	-45°52’06”333
2	-01°16’12”095	-45°52’06”333
3	-01°16’12”090	-45°46’42”862
4	-01°21’37”659	-45°46’42’’850
5	-01°21’37”665	-45°52’06”333

Claim number:	806.195/2007
Area Size (ha):	247,73
Minimum altitude (m):	0	Maximum altitude (m):	0
Geographic reference point - LAT :	-01°15’56’’100	Geographic reference point - LONG:	-45°47’04’’000
Geographic reference point description:	First vertex of the area.	Geographic reference point VECTOR LENGTH (m):	0
Geographic reference point angle:	00	VECTOR DIRECTION:	N

COORDINATES

POINT	LAT	LONG
1	-01°15’56”100	-45°47’04”000
2	-01°16’12”108	-45°47’04”000
3	-01°16’12”108	-45°46’42”855
4	-01°21’31”935	-45°46’42”854
5	-01°21’31”935	-45°46’36”093
6	-01°15’56”100	-45°46’36”095
7	-01°15’56”100	-45°47’04”000

Claim number:	806.111/1996
Area Size (ha):	150
Minimum altitude (m):	0	Maximum altitude (m):	0
Geographic reference point - LAT :	-01°34’20’’000	Geographic reference point - LONG:	-45°47’04’’400
Geographic reference point description:	CONFLUENCE BETWEEN DUAS ANTAS RIVER AND MARACACUME RIVER	Geographic reference point VECTOR LENGTH (m):	31.747
Geographic reference point angle:	08°15’59’’999	VECTOR DIRECTION:	NE

COORDINATES

POINT	LAT	LONG
1	-01°17’17”151	-45°44’36”748
2	-01°16’44”594	-45°44’36”748
3	-01°16’44”594	-45°43’48”227
4	-01°17’17”151	-45°43’48”227
5	-01°17’17”151	-45°44’36”748

SCHEDULE 22

Consent of Brascan Natural Resources S.A., Brascan Rescursos Natrais S.A. in respect of Share Pledge Agreement dated January 31, 2007 between Brascan Natural Resources S.A., Brascan Recursos Natrais S.A., Eldorado Gold Corporation, Mineracao Aurizona S.A. and Luna Gold Corp.